THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. ANY SECURITIES ISSUED PURSUANT HERETO MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE, IN THE THEN-CURRENT GOVERNANCE DOCUMENTS OF REBOOT LABS LLC, INCLUDING, BUT NOT LIMITED TO, THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF THE COMPANY, DATED SEPTEMBER 22, 2022 (AS THE SAME MAY BE AMENDED AND/OR RESTATED FROM TIME TO TIME, THE "**OPERATING AGREEMENT**") AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REBOOT LABS LLC

SAFE
(Simple Agreement for Future Equity)

THIS SAFE CERTIFIES THAT in exchange for the payment by [ENTITY NAME] (the "**Investor**") of $[AMOUNT] (the "**Purchase Amount**") on or about [EFFECTIVE DATE], REBOOT LABS LLC, a California limited liability company (the "**Company**"), hereby issues to the Investor the right to certain of the Company's equity, in connection with an offering of up to One Million Two Hundred Thirty-Five Thousand dollars ($1,235,000) pursuant to SAFEs (as hereinafter defined), as may be increased by the Company from time to time, subject to the terms set forth below. See **Section 2** for certain additional defined terms.

The "**Pre-Money Valuation Cap**" is $90,000,000.

The "**Discount Rate**" is 85%.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of Safe Preferred Units equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into Preferred Units or Safe Preferred Units, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing, including without limitation, the Operating Agreement; *provided,* that such documents are the same documents to be entered into with the purchasers of Preferred Units, with appropriate variations for the Safe Preferred Units if applicable.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of units of Common Equity equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount

determined by its management committee in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Equity. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Units of the Company);

(ii) On par with payments for other Safes and/or Preferred Equity (if any), and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Equity (if any), the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Equity (if any) in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Equity.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Equity and other Safes and/or Preferred Equity (if any) who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Equity basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Equity Securities to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. ***Definitions***

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than fifty percent (50%) of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's management committee, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Equity**" means all common units of the Company having a liquidation preference junior to any and all Preferred Equity.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (1) all Units (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this Safe, (B) all other Safes, and (C) convertible promissory notes; **and** (2) all Common Units reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of units of Safe Preferred Units.

"**Discount Price**" means the price per unit of the Preferred Units sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Distribution Amount**" means, with respect to any date on which the Company pays a distribution on its outstanding Common Equity, the amount of such distribution that is paid per unit of Common Equity multiplied by (x) the Purchase Amount, divided by (y) the Liquidity Price (treating the distribution date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Equity Securities at a fixed pre-money valuation.

"**Equity Securities**" means the units of the Company, including, without limitation, the "**Preferred Units**."

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of equity securities pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of Units (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) Common Units reserved and available for future grant under any equity incentive or similar plan; (ii) this Safe; (iii) other Safes; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per unit equal to the Pre-Money Valuation Cap divided by the Liquidity Capitalization.

"Preferred Equity" means all units of the Company's preferred membership interests having a liquidation preference senior to the Common Equity.

"**Proceeds**" means cash and other assets (including without limitation equity consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Safe**" means an instrument containing a future right to Units, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Units**" means the units of Preferred Units issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the Preferred Units, other than with respect to: (i) the per unit liquidation preference and the conversion price for purposes of price-based anti-dilution protection, if any, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per unit equal to the Pre-Money Valuation Cap divided by the Company Capitalization.

3. ***Company Representations***

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of its state of organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to Section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current articles of organization, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary limited liability company approvals for the authorization of Equity Securities issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(c) The Investor is not subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act. If this representation and warranty becomes inaccurate, incomplete or changes in any way, the Investor agrees that it shall advise the Company to that effect and shall furnish any information that may be appropriate as a result of any development, including the passage of time and any new relationships that may develop in the future.

(d) Notwithstanding any provision of this Safe to the contrary, neither the Company nor any of its affiliates, makes any representation or warranty with respect to the Company or its respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects. Each Investor hereby acknowledges and confirms that other than the representations and warranties contained in Section 3 of this Safe, it has not relied on any other information in determining to execute this Safe and to consummate the transactions hereby.

5. ***Miscellaneous***

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) a Majority-in-interest of all then outstanding Safes with the same "Pre-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)); provided that, with respect to the foregoing clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner and (B) such amendment, waiver or modification treats all such holders in the same manner, provided further that the Company may unilaterally elect to increase the amount of the aggregate offering contemplated by this Safe at any time and from time to time and such increase shall not require an amendment of this Safe. "**Majority-in-interest**" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or forty-eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Equity Securities for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company equityholder or rights to vote for the election of the Company's management committee or on any matter submitted to Company equityholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until units have been issued on the terms described in Section 1. However, if the Company pays a distribution on outstanding units of Common Equity (that is not payable in units of Common Equity) while this Safe is outstanding, the Company will pay the Distribution Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reorganization to change the Company's domicile or reorganization or conversion to another form of entity.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) Appropriate amendments shall automatically be made to this Safe to reflect any conversion of the Company to, or merger of the Company with, a corporation or other entity, creation of a holding company structure, or other similar restructuring transaction, recapitalization or reorganizations, in each case other than in connection with a Change of Control.

(g) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(h) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as equity of the Company, and more particularly as common equity of the Company for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

[*Remainder of page intentionally left blank; signature page follows.*]

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered as of the date first written above.

COMPANY:

REBOOT LABS LLC

By: Founder Signature
Name: Michael Garrett
Title: Co-Chief Executive Officer

Address:
Reboot Labs LLC
1721 Aviation Blvd #100
Lincoln, CA 95648
Attn: Michael Garrett
[redacted]

With a required copy to:
Giannuzzi Lewendon LLP
411 West 14th Street, 4th Floor
New York, NY 10014
Attn: Ryan Lewendon, Esq.
[redacted]

INVESTOR

[ENTITY NAME]

By: Investor Signature
Name: [INVESTOR NAME]
Title: [INVESTOR TITLE]

Notice Address: 1887 Whitney Mesa Dr. #8885
Henderson, NV 89014

Email: updates@wefunder.com